April 11, 2025

Marc H. Hedrick
President and Chief Executive Officer
Plus Therapeutics, Inc.
2710 Reed Rd, Suite 160
Houston, TX 77051

       Re: Plus Therapeutics, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed March 14, 2025
           File No. 001-34375
Dear Marc H. Hedrick:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   William Intner, Esq.